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
                              CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                                                FINANCIAL INSTITUTION INVESTMENT
                              15 Mountain View Road, Warren, New Jersey 07059   COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):                                   Bond Number: 81906377

FLAHERTY & CRUMRINE / CLAYMORE TOTAL RETURN FUND
INCORPORATED                                                                    FEDERAL INSURANCE COMPANY

301 E. COLORADO BLVD., STE 720                                                  Incorporated under the laws of Indiana
PASADENA, CAL 91101                                                             a stock insurance company herein called the COMPANY
                                                                                Capital Center, 251 North Illinois, Suite 1100
                                                                                Indianapolis, IN 46204-1927

ITEM 1.     BOND PERIOD:                                   from               12:01 a.m. on                       May 15, 2007
                                                             to               12:01 a.m. on                       May 15, 2008
ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                                       DEDUCTIBLE
 INSURING CLAUSE                                                      LIMIT OF LIABILITY                  AMOUNT
 1.          Employee                                                 $ 750,000                        $ 25,000
 2.          On Premises                                              $ 750,000                        $ 25,000
 3.          In Transit                                               $ 750,000                        $ 25,000
 4.          Forgery or Alteration                                    $ N/A                            $ N/A
 5.          Extended Forgery                                         $ N/A                            $ N/A
 6.          Counterfeit Money                                        $ N/A                            $ N/A
 7.          Threats to Person                                        $ N/A                            $ N/A
 8.          Computer System                                          $ N/A                            $ N/A
 9.          Voice Initiated Funds Transfer Instruction               $ N/A                            $ N/A
10.          Uncollectible Items of Deposit                           $ N/A                            $ N/A
11.          Audit Expense                                            $ 25,000                         $ 25,000

ITEM 3.                 THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
                        ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
                        1) CA Premium Endorsement; 2) Deleting Valuation-Other Property Endorsement; 3) Compliance With
                        Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/S/ W. ANDREW MACAN   /S/ THOMAS F. MOTAMED
    Secretary             President

/S/ ROBERT HAMBURGER
    Authorized Representative


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)  Page 1 of 1
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
                               The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:


INSURING CLAUSES


EMPLOYEE                        1.    Loss resulting directly from LARCENY or EMBEZZLEMENT committed by any
                                      EMPLOYEE, alone or in collusion with others.



ON PREMISES                     2.    Loss of PROPERTY resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.


IN TRANSIT                      3.    Loss of PROPERTY resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                                      a.          in an armored motor vehicle, including loading and unloading thereof,

                                      b.          in the custody of a natural person acting as a messenger of the ASSURED,
                                                  or

                                      c.          in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                                  (1)        written records,

                                                  (2)        securities issued in registered form, which are not endorsed or are restrictively endorsed, or


                                                  (3)        negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19
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INSURING CLAUSES
(CONTINUED)

FORGERY OR ALTERATION                  4.    Loss resulting directly from:

                                             a.    FORGERY on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                                             b.    transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                                             excluding, however, under this INSURING CLAUSE any loss covered under
                                             INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
                                             CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                             For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.


EXTENDED FORGERY                       5.    Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                                             a.    acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

                                                   SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                                                   (1)              bear a FORGERY or a fraudulently material alteration,

                                                   (2)              have been lost or stolen, or

                                                   (3)              be COUNTERFEIT, or

                                             b.    guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER
                                                   WRITTEN INSTRUMENTS.

                                             Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an
                                             EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                             ASSURED is a condition precedent to the ASSURED having relied on such items.
                                             Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19
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
INSURING CLAUSES

EXTENDED FORGERY                             For the purpose of this INSURING CLAUSE, a mechanically
                                             reproduced facsimile (CONTINUED) signature is treated the same as a handwritten signature.

COUNTERFEIT MONEY                     6.     Loss resulting directly from the receipt by the ASSURED in good faith of any
                                             COUNTERFEIT money.


THREATS TO PERSON                     7.     Loss resulting directly from surrender of PROPERTY away from an office of the
                                             ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:
                                             a.          the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                             b.          the ASSURED has made a reasonable effort to notify the Federal Bureau of
                                                         Investigation and local law enforcement authorities concerning such threat.
                                             It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the
                                             ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
                                             ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

COMPUTER SYSTEM                       8.     Loss resulting directly from fraudulent:
                                             a.        entries of data into, or

                                             b.        changes of data elements or programs within,
                                             a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                                            (1)   funds or other property to be transferred, paid or delivered,

                                                            (2)   an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

                                                            (3)   an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19
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INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS                  9.    Loss resulting directly from VOICE INITIATED FUNDS TRANSFER INSTRUCTION directed
TRANSFER INSTRUCTION                         to the ASSURED authorizing the transfer of dividends or redemption proceeds of
                                             INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE
                                             INITIATED FUNDS TRANSFER INSTRUCTION was:

                                             a.      received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER
                                                     INSTRUCTION,

                                             b.      made by a person purporting to be a CUSTOMER, and

                                             c.      made by said person for the purpose of causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.
                                             In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED
                                             FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
                                             COMPANY.


UNCOLLECTIBLE ITEMS OF                 10.   Loss resulting directly from the ASSURED having credited an account of a
DEPOSIT                                      customer, shareholder or subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                                             a.      redemptions or withdrawals to be permitted,
                                             b.      shares to be issued, or

                                             c.      dividends to be paid,
                                             from an account of an INVESTMENT COMPANY.

                                             In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
                                             ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting  any  redemptions  or  withdrawals,  issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                             ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.


AUDIT EXPENSE                          11.   Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
                                             Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19
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GENERAL AGREEMENTS

ADDITIONAL COMPANIES                   A.    If more than one corporation, or INVESTMENT COMPANY, or any combination of
INCLUDED AS ASSURED                          them is included as the ASSURED herein:
                                             (1)    The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                             (2)    Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
                                                    COMPANY shall furnish each INVESTMENT COMPANY with a copy of the
                                                    Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                             (3)    The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                                             (4)    Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                             (5)    If the first named ASSURED ceases for any reason to be covered under this
                                                    Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.


REPRESENTATION MADE BY                 B.    The ASSURED represents that all information it has furnished in the

ASSURED                                      APPLICATION for this Bond or otherwise is complete, true and correct. Such
                                             APPLICATION and other information constitute part of this Bond.

                                             The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                             Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19
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GENERAL AGREEMENTS
(CONTINUED)


ADDITIONAL OFFICES OR                  C.    If the ASSURED, other than an INVESTMENT COMPANY, while this Bond is in force,
EMPLOYEES - CONSOLIDATION,                   merges or consolidates with, or purchases or acquires assets or liabilities of
MERGER OR PURCHASE OR                        another institution, the ASSURED shall not have the coverage afforded under this
ACQUISITION OF ASSETS                        Bond for loss which has:
ORLIABILITIES - NOTICE TO                    (1)   occurred or will occur on premises, or
COMPANY
                                             (2)   been caused or will be caused by an employee, or
                                             (3)   arisen or will arise out of the assets or liabilities,
                                             of such institution, unless the ASSURED:
                                             a.    gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
                                             b.    obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
                                             c.    on obtaining such consent, pays to the COMPANY an additional premium.


CHANGE OF CONTROL -                    D.    When the ASSURED learns of a change in control (other than in an INVESTMENT
NOTICE TO COMPANY                            COMPANY), as set forth in Section 2(a) (9) of the Investment Company Act of
                                             1940,             the ASSURED shall within sixty (60) days give written notice to the
                                             COMPANY setting forth:
                                             (1)    the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
                                             (2)    the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
                                             (3)    the total number of outstanding voting securities.
                                             Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.


COURT COSTS AND                        E.    The COMPANY will indemnify the ASSURED for court costs and reasonable

ATTORNEYS' FEES                              attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
                                             CLAUSE 1., this Section shall only apply in the event that:
                                             (1)    an EMPLOYEE admits to being guilty of LARCENY OR EMBEZZLEMENT,
                                             (2)    an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19
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GENERAL AGREEMENTS

COURT COSTS AND                        (3)  in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
ATTORNEYS' FEES                             an agreed statement of facts between the COMPANY and the ASSURED,
(CONTINUED)                                 that an EMPLOYEE would be found guilty of LARCENY OR EMBEZZLEMENT if such EMPLOYEE were prosecuted.

                                            The ASSURED shall  promptly give notice to the COMPANY of any such suit or legal proceeding  and at the  request  of the  COMPANY  shall  furnish  copies  of all pleadings  and  pertinent  papers to the  COMPANY.  The COMPANY may, at its sole option,  elect to conduct the  defense of all or part of such legal  proceeding.
                                            The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY.  The ASSURED shall provide all  reasonable  information and assistance as required by the COMPANY for such defense.

                                            If the COMPANY declines to defend the ASSURED,  no settlement  without the prior written consent of the COMPANY nor judgment  against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                            If the  amount  demanded  in any such suit or legal  proceeding  is  within  the
                                            DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no liability for court costs and  attorney's  fees  incurred in  defending  all or part of such suit or legal proceeding.

                                            If the amount demanded in any such suit or legal  proceeding is in excess of the
                                            LIMIT OF  LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
                                            INSURING  CLAUSE,  the COMPANY'S  liability for court costs and attorney's  fees incurred in defending all or part of such suit or legal  proceedings  is limited to the  proportion  of such court costs and  attorney's  fees  incurred that the
                                            LIMIT OF  LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
                                            INSURING  CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                            If the amount demanded is any such suit or legal  proceeding is in excess of the
                                            DEDUCTIBLE  AMOUNT,  if any, but within the LIMIT OF LIABILITY stated in ITEM 2.
                                            of the DECLARATIONS for the applicable  INSURING CLAUSE, the COMPANY'S liability for court costs and  attorney's  fees  incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or  attorney's  fees that the amount  demanded  that would be payable under this Bond after  application  of the  DEDUCTIBLE  AMOUNT,  bears to the total amount demanded.

                                            Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19
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CONDITIONS AND
LIMITATIONS

DEFINITIONS                            1.    As used in this Bond:
                                             a.     COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                             b.     COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                                             c.     CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                                             d.     CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER
                                                    INSTRUCTION.

                                             e.     EMPLOYEE means:

                                                    (1)     an officer of the ASSURED,

                                                    (2)     a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
                                                            Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                                                    (3)     a guest student pursuing studies or performing duties in any of the
                                                            ASSURED'S premises,

                                                    (4)     an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                                                    (5)     a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                                                    (6)     an employee of an institution merged or consolidated with the
                                                            ASSURED prior to the effective date of this Bond,

                                                    (7)     a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19
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CONDITIONS AND
LIMITATIONS

DEFINITIONS                                 (8)  each natural person, partnership or corporation authorized by written
(CONTINUED)                                      agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                                                 a.          creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

                                                 b.          acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

                                            (9)  any partner, officer or employee of an investment advisor, an underwriter
                                                 (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
                                                 PROPERTY of AN INVESTMENT COMPANY.

                                                 The term EMPLOYEE shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                                 a.          which is not an "affiliated person" (as defined in Section 2(a) of the
                                                             Investment Company Act of 1940) of an INVESTMENT COMPANY or of
                                                             the investment advisor or underwriter (distributor) of such INVESTMENT
                                                             COMPANY, or

                                                 b.          which is a "bank" (as defined in Section 2(a) of the Investment
                                                             Company Act of 1940).

                                                             This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from LARCENY OR
                                                             EMBEZZLEMENT committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.


                                                 Each  employer  of  persons  as set  forth in  e.(4),  (5) and (8) above and the partners,  officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond;  excepting,  however, the fifth paragraph of Section 13.

                                                 Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19
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CONDITIONS AND
LIMITATIONS

DEFINITIONS                                f.   FORGERY means the signing of the name of another natural person with the
(CONTINUED)                                     intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                                           g.   INVESTMENT COMPANY means any investment company registered under the
                                                Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                           h.   ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                                           i.   LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in
                                                Section 37 of the Investment Company Act of 1940.

                                           j.   PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
                                                sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
                                                ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
                                                ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                           k.   RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
                                                EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                           l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS means original
                                                (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19
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CONDITIONS AND
LIMITATIONS


DEFINITIONS                                 m.  SUBSIDIARY means any organization that, at the inception date of this Bond,
(CONTINUED)                                     is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                                            n.  TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                                            o.  VOICE INITIATED ELECTION means any election concerning dividend options available to INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                                            p.  VOICE INITIATED REDEMPTION means any redemption of shares issued by an
                                                INVESTMENT COMPANY which is requested by voice over the telephone.

                                            q.  VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED
                                                REDEMPTION or VOICE INITIATED ELECTION.

                                            For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.


GENERAL EXCLUSIONS -                   2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL INSURING                  a.  loss not reported to the COMPANY in writing within sixty (60) days after
CLAUSES                                         termination of this Bond as an entirety;

                                            b.  loss due to riot or civil commotion outside the United States of America and
                                                Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                            c.  loss resulting from the effects of nuclear fission or fusion or radioactivity;

                                            d.  loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                            e.  damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                                            f.  costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                                            g.  loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19
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CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -                        h.  loss resulting from dishonest acts by any member of the Board of Directors
APPLICABLE TO ALL INSURING                      or Board of Trustees of the ASSURED who is not an EMPLOYEE, acting
CLAUSES                                         alone or in collusion with others;
(CONTINUED)                                 i.  loss, or that part of any loss, resulting solely from any violation by the
                                                ASSURED or by any EMPLOYEE:
                                                (1)             of any law regulating:
                                                                a.    the issuance, purchase or sale of securities,
                                                                b.    securities transactions on security or commodity exchanges or the over the counter market,
                                                                c.    investment companies,


                                                                d.    investment advisors, or
                                                (2)             of any rule or regulation made pursuant to any such law; or
                                            j.  loss of confidential information, material or data;
                                            k.  loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
                                                CLAUSE 7. or 9.


SPECIFIC EXCLUSIONS -                  3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL INSURING                  a.   loss caused by an EMPLOYEE, provided, however, this Section 3.a. shall not
CLAUSES EXCEPT INSURING                          apply to loss covered under INSURING CLAUSE 2. or 3. which results
CLAUSE 1.                                        directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of PROPERTY;
                                            b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:
                                                 (1)             to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the
                                                                 ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
                                                 (2)             to do damage to the premises or PROPERTY of the ASSURED;
                                            c.   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
                                            d.   loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
                                                 CLAUSE 10.;
                                            e.   loss of property while in the mail;

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98) Page 12 of 19
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CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -                       f.   loss resulting from the failure for any reason of a financial or depository
APPLICABLE TO ALL INSURING                       institution, its receiver or other liquidator to pay or deliver funds or other
CLAUSES EXCEPT INSURING                          PROPERTY to the ASSURED provided further that this Section 3.f. shall not
CLAUSE 1.                                        apply to loss of PROPERTY resulting directly from robbery, burglary,
(CONTINUED)                                      misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
                                                 ASSURED.
                                            g.   loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING
                                                 CLAUSE 3.;
                                            h.   loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                                            i.   loss resulting directly or indirectly from the input of data into a COMPUTER
                                                 SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.


SPECIFIC EXCLUSIONS -                  4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL INSURING                  a.   loss resulting from the complete or partial non-payment of or default on any
CLAUSES EXCEPT INSURING                          loan whether such loan was procured in good faith or through trick, artifice,
CLAUSES 1., 4., AND 5.                           fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

                                            b.   loss resulting from forgery or any alteration;

                                            c.   loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.


LIMIT OF LIABILITY/NON-                5.   At all times prior to termination of this Bond, this Bond shall continue in force for
REDUCTION AND NON-                          the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
ACCUMULATION OF LIABILITY                   notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                            a.    any one act of burglary, robbery or hold-up, or attempt thereat, in which no
                                                  EMPLOYEE is concerned or implicated, or

                                            b.    any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                                            c.    all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19
--------------------------------------------------------------------------------

CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-                     d.   any one casualty or event other than those specified in a., b., or c. above,
REDUCTION AND NON-                          shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
ACCUMULATION OF LIABILITY                   LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(CONTINUED)                                 the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                            All acts, as specified in c. above, of any one person which

                                            i.    directly or indirectly aid in any way wrongful acts of any other person or persons, or

                                            ii.   permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.


DISCOVERY                              6.   This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
                                            ASSURED being aware of:

                                            a.   facts which may subsequently result in a loss of a type covered by this Bond,
                                                 or

                                            b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                            regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
                                            AMOUNT, or the exact amount or details of loss may not then be known.



NOTICE TO COMPANY -                    7.   a.   The ASSURED shall give the COMPANY notice thereof at the earliest
PROOF - LEGAL PROCEEDINGS                        practicable moment, not to exceed sixty (60) days after discovery of loss, in
AGAINST COMPANY                                  an amount that is in excess of 50% of the applicable DEDUCTIBLE
                                                 AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                                            b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                            c.   Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                                            d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                                            e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19
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

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -                         f.   Proof of loss involving VOICE INITIATED FUNDS TRANSFER INSTRUCTION shall
PROOF - LEGAL PROCEEDINGS                        include electronic recordings of such instructions.
AGAINST COMPANY
(CONTINUED)


DEDUCTIBLE AMOUNT                      8.   The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
                                            ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
                                            DECLARATIONS.

                                            There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                            sustained by any INVESTMENT COMPANY.


VALUATION                              9.

                                            BOOKS OF ACCOUNT OR OTHER  RECORDS The value of any loss of PROPERTY  consisting of books of account or other  records  used by the ASSURED in the conduct of its business  shall be the amount paid by the ASSURED for blank books,  blank pages, or other  materials  which  replace the lost books of account or other  records, plus the cost of labor  paid by the  ASSURED  for the  actual  transcription  or copying of data to reproduce such books of account or other records.

                                            The value of any loss of PROPERTY  other than books of account or other  records used by the  ASSURED in the conduct of its  business,  for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately  preceding  discovery of such loss provided,  however,  that the value of any  PROPERTY  replaced by the ASSURED  with the consent of the COMPANY and prior to the  settlement of any claim for such PROPERTY  shall be the actual market value at the time of replacement.

                                            In the  case  of a loss of  interim  certificates,  warrants,  rights  or  other
                                            securities,   the   production   of  which  is  necessary  to  the  exercise  of
                                            subscription,  conversion,  redemption or deposit privileges,  the value of them shall  be the  market  value  of such  privileges  immediately  preceding  their expiration if said loss is not discovered  until after their  expiration.  If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties. OTHER PROPERTY

                                            The value of any loss of  PROPERTY,  other  than as stated  above,  shall be the actual cash value or the cost of  repairing  or  replacing  such  PROPERTY  with
                                            PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19
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

CONDITIONS AND
LIMITATIONS
(CONTINUED)

 SECURITIES SETTLEMENT                  10.       In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.


                                                 The indemnity  required from the ASSURED under the terms of this Section against all loss,  cost or expense  arising from the  replacement  of  securities by the
                                                 COMPANY'S indemnity shall be:

                                                 a.     for securities having a value less than or equal to the applicable
                                                        DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                                                 b.     for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
                                                        DEDUCTIBLE AMOUNT bears to the value of the securities;

                                                 c.     for securities having a value greater than the applicable LIMIT OF LIABILITY
                                                        - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                                                 The value referred to in Section 10.a., b., and c. is the value in accordance with
                                                 Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                                 The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                                 The ASSURED shall pay the proportion of the Company's premium charge for the
                                                 Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
                                                 LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


SUBROGATION - ASSIGNMENT - 11.                   In the event of a payment under this Bond, the COMPANY shall be subrogated to
RECOVERY                                         all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                                                 Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                                 a.     first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
                                                        LIABILITY,

                                                 b.     second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,


                                                 c.     third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
                                                        AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19
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CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT -                     d.     fourth, to the ASSURED in satisfaction of any loss suffered by the
RECOVERY                                              ASSURED which was not covered under this Bond.
(CONTINUED)                                    Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.


COOPERATION OF ASSURED                 12.     At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

                                               a.     submit to examination by the COMPANY and subscribe to the same under oath,

                                               b.     produce for the COMPANY'S examination all pertinent records, and

                                               c.     cooperate with the COMPANY in all matters pertaining to the loss.


                                               The  ASSURED  shall  execute all papers and render  assistance  to secure to the
                                               COMPANY  the  rights  and causes of action  provided  for under  this Bond.  The
                                               ASSURED  shall do  nothing  after  loss to  prejudice  such  rights or causes of action.



TERMINATION                            13.     If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
                                               Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
                                               days prior to the effective date of such termination.

                                               If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
                                               COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and
                                               Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                               This Bond will terminate as to any one ASSURED, other than an INVESTMENT
                                               COMPANY:

                                               a.     immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or


                                               b.     immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                               c.     immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.


                                               The  COMPANY  shall  refund the  unearned  premium  computed  at short  rates in accordance with the standard short rate cancellation tables if terminated by the
                                               ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19
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CONDITIONS AND
LIMITATIONS


TERMINATION                                    If any partner, director, trustee, or officer or supervisory employee of an
(CONTINUED)                                    ASSURED not acting in collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the
                                               ASSURED or otherwise, whether or not such act is of the type covered under this
                                               Bond, and whether against the ASSURED or any other person or entity, the
                                               ASSURED:
                                               a.    shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this
                                                     Bond; and
                                               b.    within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.
                                               The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60)
                                               days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.


OTHER INSURANCE                        14.     Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                                               a.    the ASSURED,
                                               b.    a TRANSPORTATION COMPANY, or

                                               c.    another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.


CONFORMITY                             15.     If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHANGE OR MODIFICATION                 16.     This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                                               If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
                                               days after written notice has been furnished to the Securities and Exchange
                                               Commission, Washington, D.C., by the acting party.

      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98) Page 18 of 19
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CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION                         If this Bond is for a joint ASSURED, no charge or
(CONTINUED)                                    modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and to the Securities and
                                               Exchange Commission, Washington, D.C., by the  COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19
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                                                              ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: May 15, 2007       FEDERAL INSURANCE COMPANY
                                           Endorsement/Rider No.      1
                                           To be attached to and
                                           form a part of Bond No.    81906377

Issued to: FLAHERTY & CRUMRINE / CLAYMORE TOTAL RETURN FUND
                          INCORPORATED
        DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                              ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
             If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.


The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage. All other terms, conditions and limitations of this Bond shall remain unchanged.

                                                /S/ ROBERT HAMBURGER
                                                    Authorized Representative



17-02-2437 (12/2006) rev. Page 1
--------------------------------------------------------------------------------


Effective date of
this endorsement: May 15, 2007         FEDERAL INSURANCE COMPANY
                                       Endorsement No.:       2
                                       To be attached to and form a part of Bond
                                       Number:                81906377

Issued to: FLAHERTY & CRUMRINE / CLAYMORE TOTAL RETURN FUND
                           INCORPORATED
                 COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.




ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 14, 2007


                                                /S/ ROBERT HAMBURGER
                                                    Authorized Representative

Form 14-02-9228 (Ed. 4/2004)
--------------------------------------------------------------------------------



                                                FEDERAL INSURANCE COMPANY
                                                Endorsement No: 3
                                                Bond Number:    81906377

NAME OF ASSURED: FLAHERTY & CRUMRINE / CLAYMORE TOTAL RETURN FUND
                                                       INCORPORATED

                                        PREMIUM ENDORSEMENT
It is agreed that:
1.     The premium for this Bond for the period May 15, 2007 to May 15, 2008 is:

       Premium: Two Thousand Four Hundred Forty-Eight Dollars ($2,448.00)
2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on May 15, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 14, 2007

                                                /S/ ROBERT HAMBURGER
                                                    Authorized Representative

ICAP Bond

Form 17-02-0735 (Rev. 1-97)
--------------------------------------------------------------------------------
                       IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy. If you require additional information you may contact the California Insurance Department at either the following address or phone number:

                                                 California Insurance Department
                                                         300 South Spring Street
                                                           Los Angeles, CA 90012
                                                                  1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)
--------------------------------------------------------------------------------

                                IMPORTANT NOTICE



The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)
--------------------------------------------------------------------------------



                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                   POLICYHOLDER
                             DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)



                                                               IMPORTANT NOTICE:
THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)
--------------------------------------------------------------------------------

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT THE APRIL 20, 2007 MEETING OF THE BOARD OF DIRECTORS OF FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED AT WHICH A MAJORITY OF DIRECTORS WHO ARE NOT "INTERESTED PERSONS" APPROVED THE CURRENT BOND FOR THE PERIOD FROM MAY 15, 2007 TO MAY 15, 2008:

         RESOLVED:                 That  the  renewal  of  the   fidelity   bond
                                   coverage  for the period from May 15, 2007 to
                                   May 15, 2008, which provides  coverage in the
                                   aggregate  amount  of  $750,000,   is  hereby
                                   approved; and further

         RESOLVED:                 That it is the  finding of the  Directors  at
                                   this  Meeting  that the  fidelity  bond  (the
                                   "Bond")   issued   through   Chubb  Group  of
                                   Insurance Companies in the amount of $750,000
                                   covering  officers and employees of the Fund,
                                   in accordance  with the  requirements of Rule
                                   17g-1  under the  Investment  Company  Act of
                                   1940,   as  amended  (the  "1940  Act"),   is
                                   reasonable  in form and amount,  after having
                                   given  due   consideration  to,  among  other
                                   things,  the value of the aggregate assets of
                                   the Fund to which any  person  covered  under
                                   the Bond may have  access,  the  custody  and
                                   safekeeping  of  the  assets  of  the  Fund's
                                   portfolio,  and the nature of the  securities
                                   in  the   Fund's   portfolio;   and   further

         RESOLVED:                 That the premium in the amount of $2,448 paid
                                   by  the  Fund  under  the  Bond   is   hereby
                                   authorized; and further

         RESOLVED:                 That the appropriate officers of the Fund are
                                   hereby authorized and directed to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

         RESOLVED:                 That the Secretary or Assistant  Secretary of
                                   the Fund shall make such filings concerning the Bond with the Securities and Exchange
                                   Commission ("SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.